UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TEXAS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

882491103
(CUSIP Number)

Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone: (919) 781-4550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Scott A. Barshay, Esq. and George F. Schoen, Esq.
Cravath, Swaine & Moore, LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

January 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  87265H109

1	NAMES OF REPORTING PERSONS Martin Marietta Materials, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 56—1848578
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,628,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,628,449
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Martin Marietta Materials, Inc. that it is the beneficial owner of any of the common stock of Texas Industries, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the “Issuer Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1503 LBJ Freeway, Suite 400, Dallas, Texas 75234-6074.

Item 2.  Identity and Background

(a) The name of the person filing this statement is Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”).

(b) The address of the principal office and principal business of Martin Marietta is 2710 Wycliff Road, Raleigh, North Carolina 27607-3033.

(c) Martin Marietta is the nation’s second largest producer of aggregates products (crushed stone, sand and gravel) for the construction industry, including infrastructure, nonresidential, residential, railroad ballast, agricultural and chemical grade stone used in environmental applications.  Martin Marietta’s aggregates business also includes asphalt products, ready mixed concrete and road paving operations.  Martin Marietta also has a Specialty Products segment that manufactures and markets magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers in the steel industry.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Martin Marietta’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Martin Marietta.

(d) During the last five years, neither Martin Marietta nor, to Martin Marietta’s knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Martin Marietta nor, to Martin Marietta’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Martin Marietta is a North Carolina corporation.  Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each of Martin Marietta’s directors and executive officers.

Item 3.  Source and Amount of Funds or Other Consideration

On January 27, 2014, Martin Marietta, Project Holdings, Inc., a North Carolina corporation and a wholly owned subsidiary of Martin Marietta (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Martin Marietta.

Concurrently with the execution of the Merger Agreement, Martin Marietta entered into voting agreements (the “Voting Agreements”) with NNS Holding (“NNS”) and Southeastern Asset Management, Inc. (“SAM” and together with NNS, the “Stockholders”), pursuant to which each Stockholder agreed to vote all of the shares of the Issuer Common Stock beneficially owned, in the aggregate, by such Stockholder (the “Subject Shares”) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement and against, among other things, alternative transactions, as described in more detail in Item 4 below.  Martin Marietta purchased no shares pursuant to the Voting Agreements and Martin Marietta has made no payments, and will not make any payments, to the Stockholders in connection with the Voting Agreements.

The descriptions of the Merger Agreement and the Voting Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibit 1 and Exhibits 2 and 3 respectively, and are incorporated herein by reference.

Item 4.  Purpose of Transaction

(a)-(b)

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among Martin Marietta and the various Stockholders party thereto.  The Voting Agreements were entered into as a condition to the willingness of Martin Marietta to enter into the Merger Agreement and to increase the likelihood that the Merger Agreement is adopted by the Issuer’s stockholders.  The terms of the Voting Agreements apply to the Subject Shares, which Subject Shares, as of the date of the Voting Agreements, are further described in Item 5 below.

Merger Agreement

The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Issuer.  The consummation of the Merger is subject to the adoption of the Merger Agreement by the Issuer’s stockholders and approval by Martin Marietta’s shareholders of the issuance of Martin Marietta common stock in connection with the Merger.  In addition, the Merger is subject to other customary closing conditions, including, among others, (i) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) and the approval of the listing on the New York Stock Exchange of the shares of common stock of Martin Marietta to be issued in the Merger, (iii) delivery of a customary opinion from each party’s counsel that the Merger will qualify as a tax-free reorganization for federal income tax purposes and (iv) the absence of a law, judgment, ruling or other legal restraint prohibiting the consummation of the Merger.  The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct, the other party having performed in all material respects its obligations under the Merger Agreement and the other party not having suffered a material adverse effect, in each case as set forth in the Merger Agreement.  Martin Marietta’s obligation to consummate the Merger is also conditioned on the absence of any legal restraint issued or promulgated by a U.S. governmental entity that would result in a requirement to dispose of or hold separate, or any prohibition or limitation on the ownership, operation or control of, any business, properties or assets, which would reasonably be expected to result in a Substantial Detriment (as such term is defined in the Merger Agreement).

A description of the Merger Agreement can be found in Martin Marietta’s Current Report on Form 8-K filed with the SEC on January 30, 2014, which description is incorporated herein by reference in answer to this Item 4.  The description of the Merger Agreement contained herein is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1, and is incorporated herein by reference in answer to this Item 4.

Voting Agreements

Pursuant to the Voting Agreements, each Stockholder agreed, among other things, to vote (or cause to be voted) all of the Subject Shares held by such Stockholders (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement and (ii) against (a) alternative transactions and (b) amendments of the Issuer’s charter or bylaws or any other proposal, action, agreement or transaction that, in the case of clause (b), could reasonably be expected to (w) result in a breach of any covenant, agreement, obligation, representation or warranty of the Issuer contained in the Merger Agreement or of such Stockholder contained in the applicable Voting Agreement, (x) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement, (y) dilute in any material respect the benefits to Martin Marietta or Merger Sub of the Merger or the other transactions contemplated by the Merger Agreement or (z) change in any manner the voting rights of the Issuer Common Stock, provided that, in each case, the Merger Agreement shall not have been amended or modified in a manner adverse to such Stockholder.  In the event that the Issuer’s Board of Directors changes its recommendation that the Issuer’s stockholders adopt the Merger Agreement, the Stockholders will only be required to vote shares collectively representing at most 35% of the outstanding Issuer Common Stock in favor of the adoption of the Merger Agreement, with the balance of their shares being voted in such circumstances in NNS’ and SAM’s sole discretion.  Each Stockholder granted Martin Marietta an irrevocable proxy to vote such Stockholder’s Subject Shares in the manner prescribed in the Voting Agreements.

The Stockholders also agreed, among other things and subject to certain exceptions, not to (i) dispose of the Subject Shares unless the transferee agrees to be bound by the terms of the Voting Agreement or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

The Voting Agreements will terminate upon the earlier of (i) immediately following the meeting of the Issuers’ stockholders at which the Issuer’s stockholders vote on the adoption of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) in the case of SAM, the date on which SAM no longer beneficially owns the Issuer’s common stock (provided that it has not transferred the Issuer’s common stock in violation of its Voting Agreement).

The description of the Voting Agreements contained herein is qualified in is entirety by reference to the Voting Agreements, which are attached hereto as Exhibits 2 and 3, and are incorporated herein by reference in answer to this Item 4.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the surviving corporation in the Merger will be the directors of Merger Sub immediately prior to the Merger.

(e) Other than as a result of the Merger, not applicable.

(f) Other than as a result of the Merger, not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be in the forms attached as exhibits to the Merger Agreement.

(h)-(i) After the Merger, Martin Marietta intends to cause the Issuer Common Stock to be delisted from the New York Stock Exchange and the Issuer Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither Martin Marietta nor, to Martin Marietta’s knowledge, any person named on Schedule A, has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Martin Marietta reserves the right to develop such plans or proposals).

Item 5.  Interest in Securities of the Issuer

(a) Other than the Subject Shares, which may be deemed to be beneficially owned in connection with the Voting Agreements, neither Martin Marietta nor, to Martin Marietta’s knowledge, any of the persons named on Schedule A has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any securities of the Issuer.  As a result of the Voting Agreements, Martin Marietta may be deemed to be the beneficial owner of 14,628,449 shares of Issuer Common Stock, which constitutes approximately 51.1% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 28,622,741 shares of Issuer Common Stock issued and outstanding as of the close of business on December 31, 2013. Martin Marietta is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreements, and disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreements, Martin Marietta may be deemed to have shared power to vote 14,628,449 shares of the Issuer Common Stock held by the Stockholders.  Other than pursuant to the Voting Agreements, neither Martin Marietta, nor, to Martin Marietta’s knowledge, any persons named on Schedule A, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Common Stock.

(c) Other than the Voting Agreements, the Merger Agreement and the transactions contemplated thereby, neither Martin Marietta, nor, to Martin Marietta’s knowledge, any person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than the Stockholders, to Martin Marietta’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Martin Marietta, or to Martin Marietta’s knowledge, the other persons named in Item 2 or between Martin Marietta, or to Martin Marietta’s knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Merger Agreement, dated January 27, 2014, among Martin Marietta Materials, Inc., Project Holdings, Inc. and Texas Industries, Inc.

2	Voting Agreement, dated January 27, 2014, between Martin Marietta Materials, Inc. and Southeastern Asset Management, Inc.

3	Voting Agreement, dated January 27, 2014, between Martin Marietta Materials, Inc. and NNS Holding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTIN MARIETTA MATERIALS, INC.,

By:	/s/ Roselyn R. Bar
Name: Roselyn R. Bar
Title: Senior Vice President, General Counsel and Corporate Secretary

Dated:  February 5, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Merger Agreement, dated January 27, 2014, among Martin Marietta Materials, Inc., Project Holdings, Inc. and Texas Industries, Inc.

2	Voting Agreement, dated January 27, 2014, between Martin Marietta Materials, Inc. and Southeastern Asset Management, Inc.

3	Voting Agreement, dated January 27, 2014, between Martin Marietta Materials, Inc. and NNS Holding.

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Martin Marietta. Except as indicated below, all directors and officers listed below are citizens of the United States. Except as indicated below, the present principal employer for each director and executive officer is Martin Marietta, which has a business address of 2710 Wycliff Road, Raleigh, North Carolina 27607-3033.

Board of Directors of Martin Marietta

Name	Present Principal Occupation or Employment

Stephen P. Zelnak, Jr.	Chairman of the Board of Directors of Martin Marietta. Chairman and majority owner of ZP Enterprises, LLC, 5871 Glenridge Drive, Atlanta, Georgia 30328.

C. Howard Nye	President and Chief Executive Officer.

Sue W. Cole	Managing Partner, SAGE Leadership & Strategy, LLC, 800 Green Valley Road, Suite 104, Greensboro, NC 27408.

David G. Maffucci	Director.

William E. McDonald	Director.

Frank H. Menaker, Jr.	Director.

Laree E. Perez	Managing Partner, The Medallion Company, LLC, Medallion Company, 252 Chaparral Lane, Corrales, NM 87408.

Michael J. Quillen	Director.

Dennis L. Rediker	President and Chief Operating Officer, Utility Composite Solutions International, 3251 McCall Street, Dayton, OH 45417.

Richard A. Vinroot	Partner, Robinson, Bradshaw & Hinson, P.A., 101 North Tryon Street #1900, Charlotte, NC 28246.

Executive Officers of Martin Marietta

Name	Present Principal Occupation or Employment

C. Howard Nye	President and Chief Executive Officer.

Anne H. Lloyd	Executive Vice President and Chief Financial Officer.

Roselyn R. Bar	Senior Vice President, General Counsel and Corporate Secretary.

Daniel L. Grant	Senior Vice President of Strategy and Development.

Dana F. Guzzo	Senior Vice President, Controller, Chief Accounting Officer and Chief Information Officer.

Donald A. McCunniff	Senior Vice President, Human Resources.